Exhibit 21

Subsidiaries of the Registrant

Bay Bancorp, Inc. owns all of the issued and outstanding equity securities of Bay Bank, F.S.B, a federal savings bank (the “Bank”).

The Bank owns all of the issued and outstanding equity securities of: (i) Flagship Acquisitions Trust, a Maryland statutory trust; (ii) Hopkins Properties, Inc.; (iii) Hopkins Financial Corporation; and (iv) Encore Mortgage, Inc.